May 11, 2015

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Wells Financial Corp.
Registration Statement on Form S-1
Registration No. 333-202694

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Wells Financial Corp. in requesting that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 10:00 a.m. on May 14, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

STERNE, AGEE & LEACH, INC.

By:	/s/ Allan D. Jean
Name: Allan D. Jean
Title: Director